SECURITIES AND EXCHANGE COMMISSION

04016468

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advisors Unlimited

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

456 W. O'Brien Dr, Ste 103

(No. and Street)

Hagatna, GU 96910

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Flo Martinez 671-477-2848

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Slater, Nakamura & Co LLP

(Name – *if individual, state last, first, middle name*)

Dhonson Plaza, Ste B, 790 S. Marine Dr, Tamuning, GU 96913

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 3 1 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Florence Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advisors Unlimited, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

Chief Financial Officer
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [ ] (a) Facing Page.
- [x] (b) ~~Statement of Financial Condition.~~ Balance Sheet
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~Statement of Changes in Financial Condition.~~ Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVISORS UNLIMITED

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS' REPORT

YEARS ENDED DECEMBER 31, 2003 AND 2002

Slater, Nakamura & Co, LLP
Dhonson Plaza, Suite B
790 South Marine Drive
Tamuning, Guam 96913

SLATER, NAKAMURA & CO, LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Advisors Unlimited

We have audited the accompanying balance sheets of Advisors Unlimited as of December 31, 2003 and 2002, and the related statements of income (loss) and retained earnings (deficit), and cash flows for the years then ended. These financial statements are the responsibility of Advisors Unlimited's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Advisors Unlimited as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of computation of net capital, aggregate indebtedness, basic net capital requirement, net capital reconciliation with Focus Report, and communication of reportable conditions to the Board of Directors as of and for the year ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the National Association of Securities Dealers. The supplemental schedules are the responsibility of Advisors Unlimited's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects to the basic financial statements taken a whole.

Slater Nakamura + Co

SLATER, NAKAMURA & CO
Certified Public Accountants

Tamuning, Guam USA

January 16, 2004

Dhonson Plaza, Suite B, 790 South Marine Drive, Tamuning, Guam 96913
Tel: (671) 649-3800/03/06/07 · Fax: (671) 649-3890
E-Mail: nakamura@iftech.net

ADVISORS UNLIMITED

Balance Sheets
December 31, 2003 and 2002

ASSETS	2003	2002
Current Assets:		
Cash and cash equivalents	$ 13,592	$ 24,498
Accounts receivable, net of allowance for doubtful accounts of $1,000 in 2003 and 2002	12,941	14,050
Prepaid expenses	1,722	-
Deferred income tax	390	2,324
Total Current Assets	28,645	40,872
Property and equipment, net of accumulated depreciation	3,331	3,818
Other assets, net of accumulated amortization	1,681	2,560
Total Assets	$ 33,657	$ 47,250

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
Current Liabilities:		
Notes payable, current portion	$ -	$ 633
Accounts payable	2,705	6,341
Accrued liabilities	530	925
Total Current Liabilities	3,235	7,899
Notes payable, less current portion	-	20,167
Stockholders' Equity:		
Common stock, $1 par value, 100,000 shares authorized, 20,000 shares issued and outstanding	20,000	20,000
Additional paid-in capital	5,000	5,000
Retained earnings (deficit)	5,422	(5,816)
Total Stockholders' Equity	30,422	19,184
Total Liabilities and Stockholders' Equity	$ 33,657	$ 47,250

See accompanying notes to financial statements and accountants' report.

ADVISORS UNLIMITED

Statements of Income (Loss) and Retained Earnings (Deficit)
Years ended December 31, 2003 and 2002

	2003	2002
Revenue:		
Advisory fees	$ 51,605	$ 56,968
Commissions	23,132	13,459
Miscellaneous income	700	-
Total revenues	75,437	70,427
Operating Expenses:		
Commissions	17,419	28,175
Rent	9,948	9,600
Licenses, fees, and sundry taxes	6,994	12,312
Utilities	4,708	4,328
Wages	4,277	-
Office expenses	4,216	4,336
Depreciation and amortization	2,739	3,598
Bad debts expense	2,500	-
Insurance	2,009	3,394
Legal and professional fees	1,975	11,491
Equipment rental	1,659	1,521
Advertising and promotion	1,389	956
Miscellaneous	749	2,810
Maintenance and repairs	172	-
Other	1,415	622
Total operating expenses	62,169	83,143
Operating income (loss)	13,268	(12,716)
Other Income (Expenses):		
Loss on sale of marketable securities	-	(1,746)
Interest expense	(96)	(202)
Interest income	-	23
Total other (expenses)	(96)	(1,925)
Net income (loss) before income taxes	13,172	(14,641)
Income tax benefit (expense)	(1,934)	2,161
Net income (loss)	11,238	(12,480)
Retained earnings (deficit) at beginning of year	(5,816)	6,664
Retained earnings (deficit) at end of year	$ 5,422	$ (5,816)

See accompanying notes to financial statements and accountants' report.

ADVISORS UNLIMITED

Statement of Cash Flows
Years ended December 31, 2003 and 2002

	2003	2002
Cash flows provided by (used in) operating activities:		
Net income (loss)	$ 11,238	$ (12,480)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	2,739	3,598
(Increase) decrease in assets:		
Accounts receivable	1,109	(3,291)
Stock subscription receivable	-	15,000
Prepaid expenses	(1,722)	-
Deferred income tax	1,934	(2,324)
Increase (decrease) in liabilities:		
Notes payable, current portion	(633)	633
Accounts payable	(3,636)	5,589
Accrued liabilities	(395)	(17,069)
Net cash provided by (used in) operating activities	10,634	(10,344)
Cash flows used by investing activities:		
Asset purchases	(1,373)	-
Net cash used by investing activities	(1,373)	-
Cash flows provided by (used in) financing activities:		
Net increase (decrease) in notes payable	(20,167)	20,167
Sale of common stock	-	15,000
Common stock subscribed	-	(15,000)
Net cash provided by (used in) financing activities	(20,167)	20,167
Net increase (decrease) in cash	(10,906)	9,823
Cash at beginning of year	24,498	14,675
Cash at end of year	$ 13,592	$ 24,498
Supplemental disclosure of cash flow information:		
Interest paid	$ 96	$ 1,069

See accompanying notes to financial statements and accountants' report.

ADVISORS UNLIMITED

Notes to Financial Statements
December 31, 2003 and 2002

1) Organization and Summary of Significant Accounting Policies

Organization

Advisors Unlimited was incorporated under the laws of Guam on November 15, 2000. The Corporation's primary purpose is to conduct business as a general brokerage and financial advising firm.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the balance sheet and the statement of cash flows, cash is defined as cash on hand, money market accounts, and on deposit with banks.

Accounts Receivable

Accounts receivable primarily represent management and consulting fees due for financial and investment advisory services.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation of property and equipment, and amortization of leasehold improvements, which is included in depreciation expense, is based on an accelerated method over the estimated useful lives of respective assets.

Income Taxes

Income taxes represent taxes recognized under laws of the Government of Guam which generally conform to U.S. tax laws.

Other Assets

Start-up costs incurred for the formation of the Corporation were capitalized in 2000 and are amortized on the straight-line method over a 60-month period.

2) Property and Equipment

A summary of property and equipment as of December 31, 2003 and 2002 follows:

	2003	2002
Furniture and equipment	$ 13,020	$ 11,648
Leasehold improvements	721	721
	13,741	12,369
Less accumulated depreciation	(10,410)	(8,551)
	$ 3,331	$ 3,818

3) Significant Revenue Source

Three multinational brokerage firms account for 98.6% and 91.7% of the Corporation's revenues for the years ended December 31, 2003 and 2002, respectively.

4) Related Parties

As of December 31, 2002, total advances of $190 were payable to stockholders of the Corporation. The advances had no specified interest rate or repayment terms. There were no advances payable as of December 31, 2003.

5) Notes Payable

Notes payable as of December 31, 2003 and 2002, are as follows:

	2003	2002
Small Business Administration, collateralized by assignment of accounts receivable, furniture and equipment, fixed interest rate of 3.5% and due in monthly installments of $73 including interest, due in 2032.	$ -	$ 15,800
Small Business Administration, personally guaranteed by majority shareholder, fixed interest rate of 4%, due in monthly installments of $53 including interest, due in 2012.	-	5,000
	-	20,800
Less: current portion	-	633
Notes payable, less current portion	$ -	$ 20,167

6) <u>Commitments</u>

Future annual rental commitments under a non-cancelable operating lease at December 31, 2003 are as follows:

Year ending December 31,		
2004	$	12,675

Rent expense was $9,948 and $9,600 in 2003 and 2002, respectively.

ADVISORS UNLIMITED

Computation of Net Capital
December 31, 2003

Total ownership equity qualified for net capital	$ 30,422
Deductions and/or charges:	
Nonallowable assets from statement of financial condition	(19,422)
Net capital before haircuts on securities positions	11,000
Haircuts on securities	-
Net capital	$ 11,000

ADVISORS UNLIMITED

Computation of Aggregate Indebtedness
December 31, 2003

Total aggregate indebtedness	$ 3,235
Net capital	$ 11,000
Percentage of aggregate indebtedness to net capital	29%

ADVISORS UNLIMITED

Computation of Basic Net Capital Requirement
December 31, 2003

Minimum net capital required	$	216
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		5,000
Net capital requirement	$	5,000
Net capital		11,000
Excess net capital	$	6,000
Excess net capital at 1000%:		
Net capital		11,000
Less: 10% of aggregate indebtedness		324
Excess net capital at 1000%	$	10,677

ADVISORS UNLIMITED

Computation of Net Capital
Reconciliation with Focus Report Form X-17A-5
December 31, 2003

	Per Audit	Per Focus Report	Difference
Total ownership equity qualified for net capital	$ 30,422	$ 31,609	$ (1,187)
Deductions and/or charges:			
Nonallowable assets from statement of financial condition	(19,422)	(20,809)	1,387
Net capital before haircuts on securities positions	11,000	10,800	200
Haircuts on securities	-	-	-
Net capital	$ 11,000	$ 10,800	$ 200

The difference in reported ownership equity qualified for net capital is the net effect of audit adjustments which were not reflected in the Focus Report at the time of preparation.

The difference in nonallowable assets from the statement of financial condition is the net effect of audit adjustments and allowable assets which were not included in the Focus Report at the time of preparation.

SLATER, NAKAMURA & CO., LLP
Certified Public Accountants

To the Board of Directors
Advisors Unlimited

In planning and performing our audit of the financial statements of Advisors Unlimited for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to record, summarize, and report financial data consistent with the assertions of management in the financial statements.

Accounts Receivable

Preparation of an accurate aged accounts receivable trial balance is an important internal control to provide an adequate valuation of provision for doubtful accounts and to insure that the Company is meeting the NASD net capital requirements.

During our audit, we noted that the aging of individual accounts receivable were not prepared properly. Proper aging of those receivables were important in determining whether the Company was in compliance with NASD requirements. We were able to verify the proper aging through alternate procedures, noting compliance with NASD requirements. The Company should correct the aging of individual accounts receivable to avoid this problem.

*****

This report is intended solely for the information and use of Advisors Unlimited, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Slater, Nakamura + Co

SLATER, NAKAMURA & CO
Certified Public Accountants

Tamuning, Guam USA

January 16, 2004

Baltej Pavillion, Suite 316, 415 Chalan San Antonio, Tamuning, Guam 96913
Tel: (671) 649-3807/00 · Fax: (671) 649-3890
E-Mail: swa@guamcell.net